September 29, 2006

Via Electronic Transmission
Larry Greene
U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

Re:    OFI Tremont Market Neutral Hedge Fund
       File Nos. 333-111257 and 811-21109
       OFI Tremont Core Strategies Hedge Fund
       File Nos. 333-111256 and 811-21110
       Oppenheimer Tremont Market Neutral Fund, LLC
       File Nos. 333-124254 and 811-10537
       Oppenheimer Tremont Opportunity Fund, LLC
       File Nos. 333-124253 and 811-10541

Dear Mr. Greene:

     Pursuant to our telephone  conversation  of August 10, 2006, this letter is in response to your  comments on the  Schedules TO regarding  the tender  offers
(the "Tender Offer Documents") by the funds referenced above (each a "Fund", and collectively, the "Funds"), each filed with the Commission on July 31, 2006. For your convenience, we have included each of your comments in italics, followed by our  response.  The captions  used below  correspond to the captions used in the
Tender Offer Documents, and defined terms have the meanings defined therein.

     1.  Repurchase  Offer Notice.  Revise the first  paragraph  (and  identical disclosure  throughout) to clarify that the description "of the aggregate number of shares of  beneficial  interest of the Fund"  refers to a Fund's  outstanding shares.

We have revised the disclosure accordingly.

     2. Summary Term Sheet.  Revise the  disclosure in the 4th bullet point (and identical  disclosure  throughout)  to clarify that all  tendering  Shareholders receive the same manner of consideration in equal proportion.

     We have  revised  the second  sentence  of the fourth  bullet  point in the
Summary Term Sheet and any identical disclosure  throughout (added disclosure is underlined) to read:

     Regardless  of whether the Fund elects to give cash or a  Promissory  Note, all  shareholders  will  receive the same  manner of  consideration,  i.e.,  all receive  cash or all receive a  Promissory  Note,  or all receive a  combination thereof,  in each  case in equal  proportion,  based  upon the  amount of Shares tendered by each Shareholder.

     3.  Formal  Notice  of the  Repurchase  Offer.  Revise  the  disclosure  in paragraph  number 7 to help  clarify  the  circumstances  under which a Fund may redeem all or part of a Shareholder's shares.

     We have revised the first sentence of the second  paragraph under paragraph number 7 in the Formal  Notice of the  Repurchase  Offer  (added  disclosure  is underlined) to read:

     The Fund may redeem all or part of a  Shareholder's  Shares if, among other reasons,  ownership  of Shares by a  Shareholder  or other person will cause the
Fund to be in  violation  of certain  laws,  continued  ownership  of Shares may adversely affect the Fund, any of the  representations  and warranties made by a
Shareholder in connection  with the acquisition of Shares was not true when made or has ceased to be true, or the Adviser  otherwise  determines that it would be in the best interest of the Fund to do so.

     We acknowledge that the Funds are responsible for the adequacy and accuracy of the  disclosure  in the filing;  staff  comments or changes to  disclosure in response to staff comments in the filing  reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;  and the Fund may not assert staff  comments as a defense in any  proceeding  initiated by the
Commission or any person under the federal securities laws of the United States.

     As  discussed  during our August 10  telephone  call,  we will  include the changes to each Fund's Tender Offer  Documents for the Funds' next tender offer.
Please direct any questions you may have regarding the filings or this letter to the undersigned at 212-323-0310 or to Nancy S. Vann, Esq. at 212-323-5089.

                                                        Sincerely,

                                                        /s/ Taylor V. Edwards
                                                        Taylor V. Edwards
                                                        Assistant Vice President
                                                        and Assistant Counsel

cc:      Ronald M. Feiman, Esq.
         Phillip S. Gillespie, Esq.
         Gloria LaFond
         Brian Petersen
         Nancy S. Vann, Esq.
         Brian Wixted
         Robert Zack, Esq.